Mail Stop 4561
									April 19, 2006

Mr. Marc Sherman
Chief Executive Officer and President
QSGI, Inc. (Formerly WindsorTech, Inc.)
70 Lake Drive
Hightstown, NJ    08520

      Re:	QSGI, Inc. (Formerly WindsorTech, Inc.)
		Form 10-KSB for the year ended December 31, 2005
		Filed March 30, 2006
      File No. 001-32620

Dear Mr. Sherman:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.











Form 10-KSB for the year ended December 31, 2005

General

1. In future filings please correct the Commission File No. on the cover of the filing. The correct No. is 001-32620.

2. Based upon your 2005 and 2004 aggregate market value of your outstanding securities held by non-affiliates, it appears that you have exceeded the Small Business Issuer public float limit at the end of two consecutive years. For reference, please see Item 10 of Regulation S-B. Since you are no longer considered a small business, please confirm to us that you will file Exchange Act reports pursuant to Regulation S-K beginning with the quarterly period ended March 31,
2006 or advise us.

Item 1 - Description of Business

Segments

Data Security & Compliance Segment, page 3

3. You disclose that you offer Data Erasure services which include remarketing services to some of your customers. Please provide us with more details regarding these remarketing arrangements and tell us how you recognize revenue earned from these arrangements. Please cite the applicable accounting literature in your response.

Item 13 - Exhibits and Financial Statements, page 42

4. We note that you have listed the Form of Registration Rights Agreements with Barron Partners. L.P., Guerrilla Capital, and Odin Partners et al. dated May 26, 2004, the Form of Common Stock Purchase
Warrant at $1.50 per share dated May 28, 2004, and the Form of Common
Stock Purchase Warrant at $3.60 per share dated May 28, 2004 in your list of exhibits; however, we do not note that these documents have been filed. Please file these documents in your next periodic filing, including any amendments, and also provide us with copies in your response.

Consolidated Statements of Operations, page F-3

5. In future filings please revise to present product and services revenues separately in accordance with Rule 5-03 of Regulation S-
X.


Note 5 - Goodwill and Other Intangible Assets, page F-15

6. We note that you recorded intangible assets with indefinite lives amounting to $910,000 as a result of the acquisition of QualTech in
2004. We also note that these intangible assets relate principally to trade names. It appears that these trade names may have only been in the market for several years. If a trade name has not matured enough in the market, it is unlikely that it would be considered to have an indefinite useful life. In this regard, please tell us what these trade names relate to and how you determined that these trade names have indefinite useful lives.

7. You disclose that your customer lists have a useful life of nine years. You also disclose on page 5 that you do not have any exclusive long-term arrangements with your customers for the continued sales of your product, except for your hardware maintenance contracts which can be up to three years in length. You also state that customers typically do not place recurring "long-term" orders with you. In this regard, please tell us how you determined that a useful life of nine years for your customer lists was reasonable.
Note 10 - Income Taxes, page F-23

8. We note that you reversed your deferred tax asset valuation allowance in 2004 as a result of the QualTech acquisition since you determined that the deferred tax assets of your company were more-likely-than-not realizable in future periods based on your projection of future taxable income related to the acquisition. We also note that you recorded additional deferred tax assets related to net operating loss carry forwards with no valuation allowance in 2005. Your company, however, incurred a loss of $2 million before income taxes for the year ended December 31, 2005; this loss appears to be negative evidence suggesting that a valuation allowance may be needed. Please tell us how you considered this current year loss when examining the evidence regarding the possibility of the future realization of the tax benefit of your company`s operating losses. For reference, please see paragraphs 17-25 of SFAS 109



      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.



	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

      You may contact Jessica Barberich at (202) 551-3782 or me at
(202) 551-3486 if you have questions regarding comments on the financial statements and related matters.



								Sincerely,



Daniel Gordon
Branch Chief



Mr. Marc Sherman
QSGI, Inc.
April 19, 2006
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